UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ______)

                            eMerge Interactive, Inc.
        ----------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.008 par value

        ----------------------------------------------------------------
                         (Title of Class of Securities)

                                   29088W 10 3
        ----------------------------------------------------------------
                                 (CUSIP Number)


                                February 4, 2000
        ----------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]  Rule 13d-1(b)
        [ ]  Rule 13d-1(c)
        [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 1 of 5 pages


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CUSIP NO. 29088W 10 3                  13G                     PAGE 2 OF 5 PAGES
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1        NAMES OF REPORTING PERSONS

           XL Vision, Inc.

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          59-3174083
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

          (a) [ ]
          (b) [ ]
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  3    SEC USE ONLY


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  4    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

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5        SOLE VOTING POWER

                          3,000,000 shares of Class A Common Stock
                          - 0 - shares of Class B Common Stock

     NUMBER OF        ----------------------------------------------------------
       SHARES         6   SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY            3,058,125 shares of Class A Common Stock
        EACH              - 0 - shares of Class B Common Stock
     REPORTING       ----- -----------------------------------------------------
       PERSON         7   SOLE DISPOSITIVE POWER
        WITH:
                          3,000,000 shares of Class A Common Stock
                          - 0 - shares of Class B Common Stock

                     -----------------------------------------------------------
                      8   SHARED DISPOSITIVE POWER

                          3,058,125 shares of Class A Common Stock
                          - 0 - shares of Class B Common Stock

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  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,058,125 shares

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 10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
       SHARES (SEE INSTRUCTIONS)                                      [ ]


--------------------------------------------------------------------------------
 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           18.8% of all shares of Class A and Class B Common Stock
--------------------------------------------------------------------------------
 12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO

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CUSIP NO. 29088W 10 3                  13G                     PAGE 3 OF 5 PAGES
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                                  SCHEDULE 13G

Item 1(a).     Name of Issuer:

               eMerge Interactive, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               10315 102nd Terrace, Sebastian, Florida 32958

Item 2(a).     Names of Persons Filing:

               XL Vision, Inc.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

               10315 102nd Terrace, Sebastian, Florida 32958

Item 2(c).     Citizenship:

               XL Vision, Inc. is a Delaware corporation

Item 2(d).     Title of Class of Securities:

               Common Stock, $.008 par value.

               The Class A Common Stock and Class B Common Stock of eMerge Interactive, Inc. are treated in this filing as one class of common stock because the two classes are identical in all respects, except that each share of Class B Common Stock entitles the holder to 2 1/2 votes on each matter submitted to the vote of stockholders, whereas each share of Class A Common Stock only entitles the holder to one vote per share.

Item 2(e).     CUSIP Number:

               29088W 10 3

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

               Not Applicable.

Item 4.        Ownership.

        (a)    Amount Beneficially Owned:

               XL Vision, Inc. beneficially owns in the aggregate 6,058,125 shares of common stock of eMerge Interactive, Inc., as follows:

                  XL Vision, Inc. owns 3,000,000 shares of Class A Common Stock and no shares of Class B Common Stock.

                  XL Vision, Inc. is the sole general partner of XL Partners L.P., a Delaware limited Partnership. XL Vision, Inc. therefore is reporting that it shares with XL Partners L.P. voting and dispositive power with respect to 3,058,125 shares of Class A Common Stock owned by XL Partners L.P. XL Partners L.P. does not own any Class B Common Stock.


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CUSIP NO. 29088W 10 3                  13G                     PAGE 4 OF 5 PAGES
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        (b)    Percent of Class:

               XL Vision, Inc. beneficially owns 18.8% of the outstanding shares of common stock of eMerge Interactive, Inc., of which 9.3% is owned directly by XL Vision, Inc., and 9.5% is owned by XL Partners L.P.

               The foregoing percentages were calculated based on 32,232,902 shares of common stock of eMerge Interactive, Inc. which were outstanding according to eMerge Interactive, Inc.'s prospectus filed on February 4, 2000 in connection with its initial public offering of common stock.

        (c)    Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote:

                           3,000,000 shares of Class A Common Stock
                           - 0 - shares of Class B Common Stock

                  (ii)     Shared power to vote or to direct the vote:

                           3,058,125 shares of Class A Common Stock
                           - 0 - shares of Class B Common Stock

                  (iii) Sole power to dispose or to direct the disposition of:

                           3,000,000 shares of Class A Common Stock
                           - 0 - shares of Class B Common Stock

                  (iv) Shared power to dispose or to direct the disposition of:

                           3,058,125 shares of Class A Common Stock
                           - 0 - shares of Class B Common Stock

Item 5.        Ownership of Five Percent or Less of a Class.

               Not Applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Not Applicable.

Item 8.        Identification and Classification of Members of the Group.

               Not Applicable.

Item 9.        Notice of Dissolution of Group.

               Not Applicable.

Item 10.       Certifications.

               Not Applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

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CUSIP NO. 29088W 10 3                  13G                     PAGE 5 OF 5 PAGES
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                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2001

                                            XL VISION, INC.

                                            By:   /s/ David P. Szostak
                                                  -----------------------
                                                   David. P. Szostak
                                                   Chief Financial Officer